[Janus Letterhead]
May 4, 2011
VIA EDGAR
Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	JANUS INVESTMENT FUND (the “Registrant”)
1933 Act File No. 002-34393
1940 Act File No. 811-01879
Mr. Greene:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (“1933 Act”), the Registrant and the Registrant’s principal underwriter, Janus Distributors LLC, hereby respectfully request that the effective date of Post-Effective Amendment No. 150 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 133 to the Registration Statement under the Investment Company Act of 1940, as amended, filed on May 4, 2011, be accelerated so that it will become effective on May 4, 2011. The Registrant and Janus Distributors LLC are aware of their statutory obligations under the federal securities laws to provide appropriate disclosure of material information.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.
Please call me at (303) 394-6459 with questions, or if you would like any additional information regarding this filing.
Sincerely yours,

Janus Investment Fund,	Janus Distributors LLC
a Massachusetts business trust

/s/ Stephanie Grauerholz-Lofton	/s/ Heidi Hardin

Stephanie Grauerholz-Lofton	Heidi Hardin
Vice President	Senior Vice President